Exhibit 99.23

These transactions were privately-negotiated, over-the-counter cash-settled, customized stock basket transactions entered into by subsidiaries of MUFG with financial institutions. The stock baskets included Common Stock as one of the reference stocks in the amounts specified below.

Transactions Disclosed in Item 6
Table II – Stock Baskets Entered Into or Terminated
Title	Date	Number of Shares	Termination Date	Price
Total Rate of Return Basket Swap(2)	4/3/2018	130,000	6/4/2018	(1)
Total Rate of Return Basket Swap(2)	6/4/2018	130,000	9/4/2018	(1)
Total Rate of Return Basket Swap(2)	9/4/2018	130,000	12/4/2018	(1)
Total Rate of Return Basket Swap(3)	11/5/2018	130,000	(3)	(1)
Total Rate of Return Basket Swap(2)	11/9/2018	38,000	12/17/2018	(1)
Total Rate of Return Basket Swap(3)	12/17/2018	38,000	(3)	(1)
1.

Represents a total rate of return swap on a basket of securities, which included shares of Common Stock, pursuant to which, upon each reset and expiration of the agreement (i) the Reporting Person was obligated to pay in cash to the counterparty any increase in the market value of shares of Common Stock at such reset date or expiration compared to the previous reset dates (or, in the case of the first reset date, the trade date), (ii) the counterparty was obligated to pay in cash to the Reporting Person the absolute value of any decrease in the market value of shares of Common Stock and (iii) the counterparty was also obligated to pay to the Reporting Person an “interest” on the notional amount of the agreement at the LIBOR rate plus spread.

2.	Reflects the entry into the total rate of return basket swap.
3.	Reflects cash settlement of an outstanding total rate of return basket swap.